Exhibit 99.1

UTime Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

NEW YORK, MARCH 30, 2023 (GLOBE NEWSWIRE) -- UTime Limited (“UTime” or the “Company”) (Nasdaq: UTME), a mobile device manufacturing company committed to providing cost effective products and solutions to consumers globally and helping low-income individuals from established and emerging markets, have better access to updated mobile technology, today announced that the Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on March 24, 2023, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from February 9, 2023 to March 23, 2023, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until September 20, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by September 20, 2023, the Company may be eligible for additional time to regain compliance or may face delisting.

About UTime Limited

UTime Limited operates as a mobile device manufacturing company committed to providing cost effective products and solutions to consumers globally and helping low-income individuals from established and emerging markets. UTime Limited is mainly engaged in the design, development, production, sales and brand operation of mobile phones, accessories and related consumer electronics. UTime Limited values systematic management and organizes production with strict high-quality standards and production technologies. UTime Limited continuously endeavors to improve its overall manufacturing service level, to strengthen its cost control processes, and enhance its ability to respond rapidly to market dynamics for sustainable development in its Electronics Manufacturing Services segment.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the ability of the Company to regain compliance with Nasdaq continued listing requirements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors discussed in the “Risk Factors” section of the Annual Report in Form 20-F filed with the SEC on October 31, 2022. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Wonderful Sky Financial Group
Melody Pan
Tel: 852-3970-2265
E-mail: melodypanj@wsfg.hk

In the United States:

Wonderful Sky Financial Group

Sana Bao
Tel: +1-917-975-5673
E-mail: sanabaoh@wsfg.hk

For Company Inquiries, please contact:

Yueling Yu
Tel: +86-755-86512181
E-mail: ir@utimemoblie.com